Exhibit 99

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Fourth Quarter

and Year End 2015

--Successful Financings Closed and US Presence Established--

Heidelberg, Germany, March 30, 2016 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the fourth quarter and year ended December 31, 2015.

“2015 was a formative year for Affimed,” said Dr. Adi Hoess, CEO of Affimed. “Through the continuous support of our investors we were able to broaden the development of our NK- and T-cell-recruiting immunotherapies. We have continued to successfully advance our clinical and preclinical pipeline and, in particular, we have made significant headway with our lead candidate AFM13 toward development as both mono- and combination therapy.”

Corporate Highlights

•	Affimed closed two major financings in 2015. In May, the Company completed a follow-on offering on the Nasdaq Global Market, raising a total of approximately US $37.5 million (€33.5 million) in net proceeds and in October, Affimed raised $21.8 million (€19.1 million) from Aeris Capital, a long-term existing shareholder. Proceeds from these two transactions are expected to fund operations, including clinical development and further discovery and early development activities, until the first quarter of 2018.

•	Together with its collaboration partner, Stanford University, Affimed presented evidence of the synergistic effect of the Company’s lead candidate, AFM13, a bispecific CD30/CD16A NK-cell-engaging TandAb, in combination with checkpoint modulators including checkpoint inhibitor anti PD-1, at the American Society of Clinical Oncology (ASCO) and American Society of Hematology (ASH) annual meetings in May and December, respectively. Data from four individual studies of in vivo PDX models with human CD30-positive Hodgkin lymphoma (HL) tumors consistently showed that combination therapy of AFM13 with anti PD-1, but not treatment with anti PD-1 alone, rapidly enriches the tumor microenvironment with NK-cells, followed by subsequent tumor infiltration by T-cells as well as substantially elevated levels of cytokines within the tumor, indicating AFM13’s unique ability to trigger the body’s natural immune cascade.

•	The Company established operations in the United States and strengthened its US presence with the addition of Caroline Stewart (Head of Investor Relations) and Dr. Oscar Kashala (Vice President, Medical, US) in June, and of Andrew Curtis (Head of Corporate Strategy and Business Development) in December.

•	In June, Affimed formalized a Scientific Advisory Board comprising renowned scientists and physicians from a broad range of areas relevant to Affimed’s approach including immuno-oncology, NK-cells, lymphoma and leukemia.

•	Affimed’s wholly owned subsidiary, AbCheck, and Pierre Fabre Pharmaceuticals entered into a strategic research partnership in the field of human antibody discovery and optimization in June, expanding their ongoing collaboration. Together with its partner Distributed Bio, Inc., AbCheck developed a novel, highly potent technology enabling accelerated humanization of rabbit antibodies.

•	Affimed was added to two performance indices in 2015, the Russell 2000 Index® in June and the NASDAQ Biotechnology Index® in December, respectively.

•	In early 2016, Affimed strengthened its management team through the addition of Dr. Joerg Windisch as Chief Operating Officer. With his broad expertise in regulatory affairs, quality control and project management and his proven track record in the development and manufacturing of marketed biologics, Dr. Windisch will support the Company’s expanding clinical pipeline.

•	Affimed announced the addition of Dr. Bernhard Ehmer to its Supervisory Board in January 2016. Dr. Ehmer is a seasoned expert in the industry with extensive international general management and clinical development experience in biopharmaceuticals.

•	In January 2016, Affimed entered into a collaboration with Merck to evaluate AFM13 in combination with Merck’s KEYTRUDA® in relapsed/refractory HL.

Pipeline Updates

AFM13

•	In the second quarter of 2015, a Phase 2a clinical trial in relapsed/refractory HL was initiated for the Company’s lead candidate, AFM13, a bispecific CD30/CD16A NK-cell-engaging TandAb. Patient enrollment is ongoing and interim data are expected in the second quarter of 2016, with primary endpoint data anticipated to be reported by the end of 2016.

•	An additional Phase 1b trial in relapsed/refractory HL patients with AFM13 in combination with Merck’s anti PD-1 checkpoint inhibitor KEYTRUDA® (pembrolizumab), designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy is on track to be initiated in the first half of 2016.

•	Affimed is supporting an investigator-sponsored translational Phase 1b/2a trial in CD30-positive lymphoma with cutaneous manifestation in collaboration with Columbia University for which Columbia submitted an IND to the FDA that has since become effective.

AFM11

•	For Affimed’s second candidate, AFM11, a bispecific CD19/CD3 T-cell-engaging TandAb, patient enrollment continued into the amended Phase 1 study in non-Hodgkin lymphoma (NHL). The Company’s amended study protocol allows for investigation of less frequent dosing of AFM11, benefiting the overall development of AFM11. Based on the revised protocol, Affimed expects to report first data by the end of 2016.

•	Affimed will investigate AFM11 in acute lymphocytic leukemia (ALL) in a separate Phase 1 clinical trial rather than sequentially, which is anticipated to help optimize the trial for the ALL indication. The trial is expected to be initiated in the first half of 2016.

Preclinical programs

•	In May 2015, Affimed reported pre-clinical data on its collaborative CD33/CD3 program for the treatment of acute myeloid leukemia (AML) with Amphivena/Janssen at the ASCO 2015 Annual Meeting. This program validates the robustness of Affimed’s TandAb platform, and the data demonstrated corroborative evidence of direct correlation between binding affinity and potency.

•	Affimed presented data at several scientific conferences in 2015 showing high specificity and cytotoxic potency of its EGFRvIII/CD3-targeting T-cell TandAb AFM21 and its EGFRvIII/CD16A-targeting NK-cell TandAb AFM22.

•	Affimed is also developing AFM24, an NK-cell-engaging TandAb targeting EGFR-wild type, which is expressed by a variety of solid tumors, such as colorectal cancer (CRC), non-small cell lung cancer (NSCLC) or squamous cell carcinomas of the head and neck (SCCHN). Our data suggest that EGFR/CD16A TandAbs are suited to overcome the intrinsic or acquired resistance to other EGFR-targeting treatments such as tyrosine kinase inhibitors or monoclonal antibodies, which has been observed in a large number of patients.

Financial Highlights

(Figures for the fourth quarter of 2015 and 2014 represent unaudited figures)

Cash and cash equivalents totaled €76.7 million as of December 31, 2015 compared to €39.7 million as of December 31, 2014. The increase was primarily attributable to the completion of Affimed’s follow-on offering of its common shares on May 12, 2015, and the sale of additional shares to Aeris Capital on October 9, 2015.

Net cash used in operating activities for the fourth quarter of 2015 was €4.0 million compared to €5.4 million for the fourth quarter of 2014. Net cash used in operating activities was €18.5 million for the twelve months ended December 31, 2015 compared to €10.5 million for the twelve months ended December 31, 2014. The year-over-year increase was primarily related to higher cash expenditure for research and development (R&D) in connection with our development and collaboration programs and to higher general and administrative expenses.

Revenue for the fourth quarter of 2015 was €1.7 million compared to €0.1 million for the fourth quarter of 2014 due to revenue earned under the Amphivena collaboration in the 2015 period. Revenue for the full year 2015 was €7.6 million compared to €3.4 million for the full year 2014. Revenue in both periods was primarily derived from Affimed’s collaborations with Amphivena and the LLS as well as from third party services rendered by AbCheck.

R&D expenses for the fourth quarter of 2015 were €7.0 million compared to €4.1 million for the fourth quarter of 2014. For the full year 2015, R&D expenses were €22.0 million compared to €9.6 million for the full year 2014. The increase was primarily related to higher expenses for AFM13, other preclinical programs and infrastructure.

G&A expenses for the fourth quarter of 2015 were €2.0 million compared to €1.7 million for the fourth quarter of 2014. For the full year 2015, G&A expenses were €7.5 million compared to €2.3 million for the full year 2014. The increase was primarily related to a credit to the share-based payment expense resulting from a re-measurement gain at consummation of the IPO in 2014.

Net loss for the fourth quarter of 2015 was €6.3 million, or €0.19 per common share, compared to a net loss of €5.3 million, or €0.22 per common share, for the fourth quarter of 2014. Net loss for the full year 2015 was €20.2 million, or €0.71 per common share, compared to a loss of €0.3 million, or €0.01 per common share, for the full year 2014. The increase in net loss for the full year 2015 is primarily related to non-operational and non-cash effects in 2014 upon the corporate reorganization at the time of the IPO in September 2014 as well as to increased spending on infrastructure and on research and development commensurate with the ramp-up of the clinical trials for our lead product candidate AFM13 and for our preclinical programs in 2015. Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2015 and “Item 5. Operating and Financial Review and Prospects,” which will be included in Affimed’s Annual Report on Form 20-F as filed with the SEC.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, collaborations, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Consolidated statement of comprehensive loss (in € thousand)

	2013	2014	2015

Revenue	5,087	3,382	7,562

Other income - net	610	381	651
Research and development expenses	(14,354)	(9,595)	(22,008)
General and administrative expenses	(7,046)	(2,346)	(7,548)

Operating (loss)	(15,703)	(8,178)	(21,343)

Finance income / (costs) - net	(10,397)	7,753	1,104

Loss before tax	(26,100)	(425)	(20,239)

Income taxes	1	166	0

Loss for the period	(26,099)	(259)	(20,239)

Comprehensive loss	(26,099)	(259)	(20,239)

Loss per share in € per share	(1.76)	(0.01)	(0.71)
(undiluted = diluted)

Affimed N.V.

Consolidated statement of financial position (in € thousand)

	December 31, 2014	December 31, 2015

ASSETS
Non-current assets

Intangible assets	72	72
Leasehold improvements and equipment	974	915
	1,046	987

Current assets

Inventories	199	228
Trade and other receivables	939	915
Other assets	0	452
Cash and cash equivalents	39,725	76,740
	40,863	78,335

TOTAL ASSETS	41,909	79,322

EQUITY AND LIABILITIES
Equity

Issued capital	240	333
Capital reserves	131,544	187,169
Accumulated deficit	(99,989)	(120,228)
Total equity	31,795	67,274

Non current liabilities

Borrowings	3,895	3,104
Total non-current liabilities	3,895	3,104

Current liabilities

Trade and other payables	3,759	4,444
Borrowings	0	1,472
Deferred revenue	2,460	3,028
Total current liabilities	6,219	8,944

TOTAL EQUITY AND LIABILITIES	41,909	79,322

Affimed N.V.

Consolidated statement of cash flows (in € thousand)

	2013	2014	2015
Cash flow from operating activities
Loss for the period	(26,099)	(259)	(20,239)
Adjustments for the period:
- Income taxes	(1)	(166)	0
- Depreciation and amortization	427	441	336
- Loss from disposal of leasehold improvements and equipment	24	3	0
- Share based payments	8,054	(4,891)	2,220
- Finance income / costs - net	10,397	(7,753)	(1,104)

	(7,198)	(12,625)	(18,787)
Change in trade and other receivables	(333)	62	24
Change in inventories	(20)	(59)	(29)
Change in other assets	0	0	(452)
Change in trade and other payables	1,880	2,275	1,253

Cash used in operating activities	(5,671)	(10,347)	(17,991)
Interest received	9	2	10
Paid interest	(16)	(202)	(554)

Net cash used in operating activities	(5,678)	(10,547)	(18,535)

Cash flow from investing activities
Purchase of intangible assets	(23)	(45)	(28)
Purchase of leasehold improvements and equipment	(139)	(260)	(249)
Proceeds from sale of equipment	5	7	0

Net cash used for investing activities	(157)	(298)	(277)

Cash flow from financing activities
Proceeds from issue of common shares	0	43,213	56,615
Transactions costs related to issue of common shares	0	(5,343)	(3,117)
Proceeds from issue of preferred shares	0	2,999	0
Proceeds from convertible debt	5,100	0	0
Transactions costs related to preferred shares and convertible debt	(16)	0	0
Proceeds from borrowings	0	4,020	0
Cash flow from financing activities	5,084	44,889	53,498

Net changes to cash and cash equivalents	(751)	34,044	34,686
Cash and cash equivalents at the beginning of the period	4,902	4,151	39,725
Exchange-rate related changes of cash and cash equivalents	0	1,530	2,329
Cash and cash equivalents at the end of the period	4,151	39,725	76,740

Affimed N.V.

Consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2013	63	469	(25)	(73,631)	(73,124)

Loss for the period				(26,099)	(26,099)

Balance as of December 31, 2013	63	469	(25)	(99,730)	(99,223)

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares	97	84,907	25		85,029
Issue of common shares	80	37,791			37,871
Modification of cash-settled share based payment awards		7,648			7,648
Equity-settled share based payment awards		299			299
Issue of warrant note (Perceptive loan)		430			430
Loss for the period				(259)	(259)

Balance as of December 31, 2014	240	131,544	0	(99,989)	31,795

Balance as of January 1, 2015	240	131,544	0	(99,989)	31,795

Issue of common shares	91	52,463			52,554
Exercise of share based payment awards	2	942			944
Equity-settled share based payment awards		2,220			2,220
Loss for the period				(20,239)	(20,239)

Balance as of December 31, 2015	333	187,169	0	(120,228)	67,274

Affimed N.V.

Consolidated statement of comprehensive loss (in € thousand)

	Q4 2014 (unaudited)	Q4 2015 (unaudited)

Revenue	81	1,659

Other income - net	158	20
Research and development expenses	(4,127)	(7,034)
General and administrative expenses	(1,746)	(1,956)

Operating (loss)	(5,634)	(7,311)

Finance income / (costs) - net	206	996

Loss before tax	(5,428)	(6,315)

Income taxes	128	36

Loss for the period	(5,300)	(6,279)

Comprehensive loss	(5,300)	(6,279)

Loss per share in € per share	(0.22)	(0.19)
(undiluted = diluted)

Affimed N.V.

Consolidated statement of cash flows (in € thousand)

	Q4 2014 (unaudited)	Q4 2015 (unaudited)
Cash flow from operating activities
Loss for the period	(5,300)	(6,279)
Adjustments for the period:
- Income taxes	(128)	(36)
- Depreciation and amortization	123	96
- Loss from disposal of leasehold improvements and equipment	0	0
- Share based payments	261	767
- Finance income / costs - net	(206)	(996)

	(5,250)	(6,448)
Change in trade and other receivables	(7)	532
Change in other assets	0	(452)
Change in inventories	(12)	11
Change in trade and other payables	(58)	2,471

Cash used in operating activities	(5,327)	(3,886)
Interest received	2	5
Paid interest	(119)	(128)

Net cash used in operating activities	(5,444)	(4,009)

Cash flow from investing activities
Purchase of intangible assets	(10)	(18)
Purchase of leasehold improvements and equipment	(18)	(45)
Proceeds from sale of equipment	7	0

Net cash used for investing activities	(28)	(63)

Cash flow from financing activities
Proceeds from issue of common shares	0	19,091
Transactions costs related to issue of common shares	(765)	(27)
Proceeds from borrowings	(130)	0
Cash flow from financing activities	(895)	19,064

Net changes to cash and cash equivalents	(6,367)	14,992
Cash and cash equivalents at the beginning of the period	45,546	60,425
Exchange-rate related changes of cash and cash equivalents	546	1,323
Cash and cash equivalents at the end of the period	39,725	76,740